EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

BY AND AMONG

TRINITY MEDICAL DEVICES INC.
(as "Buyer", on the one hand)

AND

CAS MEDICAL SYSTEMS, INC.
(as "Seller", on the other hand)

March 28, 2016

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT, dated as of March 28, 2016 (this "Agreement"), is by and between Trinity Medical Devices Inc., a Delaware corporation ("Buyer"), and CAS Medical Systems, Inc., a Delaware corporation ("CASMED" or "Seller").  Buyer and Seller are sometimes collectively referred to herein as the "Parties".  Any defined terms not otherwise defined in a particular section shall have the meanings set forth in Section 8.

WHEREAS, among other things, Seller is engaged in the development, assembly and sale of neonatal medical products for worldwide use in the medical industry (collectively, the "Business"); and

WHEREAS, Seller wishes to sell to Buyer, and Buyer wishes to purchase from Seller, assets of Seller used primarily or exclusively in the Business, upon the terms and conditions and as further set forth in this Agreement.

NOW THEREFORE, in consideration of the mutual representations, warranties and covenants set forth below, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

SECTION 1

 SALE AND PURCHASE OF ASSETS

1.1 Purchased Assets.  Subject to the provisions of this Agreement, at the Closing (as defined in Section 1.9), Seller shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase and acquire from Seller, free and clear of any Liens, all of Seller's right, title and interest in and to all of the assets and properties used primarily or exclusively in the Business, but excluding the Excluded Assets (the "Purchased Assets").  The Purchased Assets shall include the following types of assets, properties and rights, wherever located:

(a) all inventories of raw materials, work-in-process and finished goods of the Business ("Purchased Inventory"), including those listed in Section 1.1(a) of the Seller Disclosure Schedule (as defined in Section 2 below) as and when provided in Section 4.7;

(b) all fixed assets related primarily or exclusively to the Business, consisting of machinery and equipment, molds and other fixed assets listed on Section 1.1(b) of the Seller Disclosure Schedule (collectively, "Purchased Equipment"), but excluding all other fixed assets located at CASMED's facilities in Branford, Connecticut;

(c) all Exclusive Business IP (as defined in Section 2.10(a)), and all licenses or sublicenses with respect to any Exclusive Business IP;

(d) all goodwill related primarily or exclusively to the Business as a going concern, including  the customer lists and the trademarks listed in Section 2.10(b)(ii) of the Seller Disclosure Schedule;

(e) all data, files, books and records (including billing and financial and accounting records, but excluding email and other correspondence), business plans, strategies, marketing and other documents and information maintained by Seller relating primarily or exclusively to the Business (whether in print, electronic or other media and including all customer and supplier and prospective customer and supplier lists and files, and referral sources) and web page programming code owned by Seller relating exclusively to the Business or the Products; provided, however, that Seller shall be permitted to retain copies of the foregoing for its records;

(f) all of the rights of Seller under Fully Acquired Agreements (as defined in Section 1.3(a)(i)(A)) and a portion of the rights of Seller under the Partially Acquired Agreements (as defined in Section 1.3(a)(i)(B)) included in the Assumed Liabilities;

(g) all of Seller's federal, state, municipal and foreign licenses, Permits (including those listed in Section 2.13 of the Seller Disclosure Schedule) and authorizations, and all pending applications therefor and renewals thereof that are necessary to and are used primarily or exclusively in the operation of the Business, each of which shall be listed in Section 1.1(g) of the Seller Disclosure Schedule, in each case to the extent transferable to Buyer;

(h) all Actions of any kind (including rights under and pursuant to all warranties, representations and guarantees made by customers of Seller or suppliers of services and materials or equipment to Seller) pertaining primarily or exclusively to or arising primarily or exclusively out of the Business, and inuring to the benefit of Seller, but excluding, however, those items described in Section 1.2 below; and

(i) all documents, drawings, FDA and international regulatory materials, filings, approvals and 510(k)s, and design dossier documentation acceptable for CE marking related primarily or exclusively to the Business.

1.2 Excluded Assets.  Notwithstanding the foregoing, the Purchased Assets shall not include any of the following assets, rights and properties of Seller (collectively, the "Excluded Assets"), all of which shall be retained by Seller:

(a) all cash and cash equivalents of Seller;

(b) all accounts receivable of Seller;

(c) all of Seller's minute and stock books or similar corporate records or other constitutional documents;

(d) a copy of all personnel records and other records that Seller is required by applicable Laws and Regulations to retain in its possession;

(e) all claims for Seller's refund, rebate, abatement or other recovery of Taxes and other governmental charges of whatever nature, together with any interest due thereon or penalty rebate arising therefrom, the basis of which arises or accrues in any Pre-Closing Tax Period;

(f) all of Seller's insurance policies and rights thereunder as set forth in Section 1.2(f) of the Seller Disclosure Schedule;

(g) all of Seller's right, title and interest in and to all of the assets and properties not used primarily or exclusively in the Business (which shall, for the avoidance of doubt, include Seller's FORE-SIGHT® technology and related assets); and

(h) all of Seller's rights under this Agreement and the Transaction Documents and the consideration to be paid to Seller hereunder.

1.3 Liabilities.

(a) Assumed Liabilities.  At the Closing, Buyer shall assume and agree to fully pay, perform or discharge or cause to be fully paid, performed or discharged when due, (i) only the post-Closing Liabilities arising out of (A) the contracts, equipment leases, license agreements, permits and agreements of or relating to the Business listed on Section 1.3(a)(i)(A) of the Seller Disclosure Schedule, the benefits of which are assigned to Buyer or for which Buyer otherwise receives substantially all of the economic benefits thereof pursuant to this Agreement to the extent, and only to the extent, such obligations accrue after the Closing Date or are expressly assumed by Buyer (the "Fully Acquired Agreements") and (B) the contracts and agreements of or relating to the Business listed on Section 1.3(a)(i)(B) of the Seller Disclosure Schedule, a portion of the benefits of which are assigned to Buyer or for which Buyer otherwise receives a portion of the economic benefits thereof pursuant to this Agreement to the extent, and only to the extent, such obligations accrue after the Closing Date or are expressly assumed by Buyer (the "Partially Acquired Agreements," and together with the Fully Acquired Agreements, the "Acquired Agreements"); and (ii) all Liabilities arising out of (A) Products sold after the Closing Date and (B) outstanding open order obligations to vendors for raw materials existing as of the end of the Manufacturing Transition Period (the Liabilities described in clauses (i) and (ii) above, collectively, the "Assumed Liabilities").  Notwithstanding this Section 1.3(a), to the extent that any Acquired Agreement is not capable of being sold, assigned, transferred or conveyed without the authorization, approval, consent or waiver of any other party thereto, Buyer's assumption of the Assumed Liabilities with respect to such Acquired Agreement shall only become effective upon such other party's authorization, approval, consent or waiver thereto.

(b) The assumption of the Assumed Liabilities by Buyer pursuant to Section 1.3(a) shall not enlarge any rights of third parties under contracts or arrangements with Buyer or Seller or any of their respective Affiliates.  Nothing herein shall prevent Buyer from contesting any of the Assumed Liabilities or Seller from contesting any of the Excluded Liabilities.

(c) Excluded Liabilities.  Except as otherwise specifically provided in this Agreement, Seller shall be solely responsible for any and all of its other Liabilities not included within the Assumed Liabilities, and Buyer shall not assume or be liable for any Liabilities of Seller or its Affiliates not included within the Assumed Liabilities (collectively, the "Excluded Liabilities").

1.4 Purchase Price.  In consideration of the sale of the Purchased Assets by Seller to Buyer, and subject to the satisfaction or waiver by the appropriate Party of all conditions set forth herein, the purchase price (the "Purchase Price") for the Purchased Assets shall be $3,350,000, payable by Buyer as follows:

(a) $3,034,682  in cash (the "Closing Payment"), payable at the Closing (or, if the Closing occurs on a non-Business Day, on the first Business Day following the Closing) by wire transfer of immediately available funds to the single account designated in writing by Seller not less than two (2) Business Days prior to the Closing Date.

(b) $100,000 in cash (the "Indemnity Escrow Amount"), payable at the Closing (or, if the Closing occurs on a non-Business Day, on the first Business Day following the Closing) by wire transfer of immediately available funds into the Escrow

Account, to be held and disbursed pursuant to the Escrow Agreement until twelve months following the Closing Date, after which any remaining portion of the Indemnity Escrow Amount shall be delivered to Seller.  The Indemnity Escrow Amount shall be the first source of funds used to satisfy the applicable indemnification obligations of Seller under Section 5.2.  All disbursements from the Indemnity Escrow Amount shall be made in manner described in the Escrow Agreement.

(c) The value of the Purchased Inventory as of the Closing Date, valued at the price equal to the Transfer Price (as defined in Section 4.7).

All costs and expenses associated with the establishment, maintenance and administration of the Escrow Account (including the fees of the Escrow Agent and any charges in connection with disbursement of any amounts from the Escrow Account) shall be borne solely by Buyer.

1.5 Contingent Consideration.  In addition to the Purchase Price, Buyer shall make contingent payments to Seller as provided for in this Section 1.5.

(a) Earnout Payment.  If, during the twelve (12) month period beginning on the Closing Date (the "Earnout Period"), Product Net Revenue exceeds $2,200,000, Buyer will pay to Seller an amount (the "Earnout Payment") calculated in accordance with Section 1.5(a) of the Seller Disclosure Schedule; provided, however, that in no instance shall the aggregate Earnout Payment be greater than $400,000.   For the purposes of determining Product Net Revenue in the Earnout Period, the sale of a Product shall be deemed to occur on the date of the purchase order received by the selling Person (or its successor, transferee or assignee, if applicable) to the purchaser of such Product.

(b) Delivery of Earnout Statement.  Within thirty (30) days following the end of the Earnout Period, Buyer shall deliver or cause to be delivered to Seller a statement of Buyer's calculation of the Product Net Revenue recorded by Buyer (broken out by customer by month) during the Earnout Period (the "Earnout Statement").

(c) Computation of Contingent Payments.

(i)   The term "Product Net Revenue" means gross revenues calculated in accordance with GAAP recorded by Buyer from external customers for the sales of Products (and without giving effect to any external commissions paid), less permitted discounts and sales returns.

(ii)   In its sales and marketing of Products, Buyer shall undertake efforts in the customary and ordinary course that are commercially reasonable in the context of Buyer's overall business.

(iii)  To the extent applicable, Buyer shall keep full, true and accurate books and records of account containing the particulars of Products sales and the calculation of Product Net Revenue.  Such books and records must be maintained and available for examination by Seller in accordance with this Section 1.5(c)(iii) for three (3) calendar years after the calendar year to which they pertain, and as otherwise required to comply with applicable accounting standards.  To the extent Buyer transfers or assigns any right to sell Products to any Affiliate or other successor, transferee or assignee (in each case, whether direct or indirect), Buyer shall cause such Affiliate or successor, transferee or assignee, as applicable, to maintain and make available to Seller the books and records otherwise required to be maintained by Buyer in accordance with this Section 1.5(c)(iii).

(iv)   For the avoidance of doubt, the Parties acknowledge and agree that the obligation of Buyer to make the Earnout Payment to Seller in accordance with this Section 1.5 and Section 1.6 below shall be binding on any Affiliate, successor, transferee or assignee (in each case, whether direct or indirect) of Buyer.  In furtherance of the foregoing, Buyer shall, and shall cause its Affiliates and successors, transferees and assignees (in each case, whether direct or indirect) to, cause any such Affiliate, successor, transferee or assignee (in each case, whether direct or indirect) to agree in writing to be bound by the terms and conditions of this Section 1.5 (including this Section 1.5(c)(iv)) and Section 1.6 below, in each case as may be reasonably required to permit Seller to receive the Earnout Payment from such Affiliate, successor, transferee or assignee.

1.6 Review of Computation of Contingent Consideration.

(a) The Earnout Statement delivered by Buyer pursuant to Section 1.5(b) shall become finally determined and binding upon the Parties on the thirtieth (30th) day following the date on which the Earnout Statement is delivered to Seller, unless (i) earlier agreed to by the Parties or (ii) Seller delivers a written notice of its disagreement with the Earnout Statement (a "Notice of Disagreement") to Buyer prior to such date.  Any Notice of Disagreement shall specify in reasonable detail the nature of any disagreement so asserted.  During the thirty (30) day period following the delivery of the Notice of Disagreement, Seller shall have the right, directly or through its designated representatives, to inspect, audit and make copies of all of Buyer's books, records, correspondence, receipts, vouchers and memoranda relating to the Business.  Buyer shall preserve all such applicable records for a period of three (3) years, and shall provide access to the principal office of Buyer for such audit during normal business hours.  If a Notice of Disagreement is received by Buyer in a timely manner, then any Earnout Statement so disputed (as revised in accordance with this sentence) shall become final and binding upon the Parties on the earlier of (x) the date the Parties resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (y) the date any disputed matters are finally resolved in writing by the Accounting Firm (as defined below).  During the thirty (30) calendar day period following the delivery of a Notice of Disagreement, Seller and Buyer shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement.  If at the end of such thirty (30) day period Seller and Buyer have not resolved in writing all of the matters specified in the Notice of Disagreement, Seller and Buyer shall submit to an independent accounting firm (the "Accounting Firm") for arbitration within thirty (30) calendar days of the expiration of such thirty (30) day period, in accordance with the standards set forth in this Section 1.6, only the matters that remain in dispute.  The Accounting Firm shall be Grant Thornton LLP or such other nationally recognized independent public accounting firm as shall be agreed upon by Seller and Buyer in writing.  The Accounting Firm shall execute a confidentiality agreement in form and substance that is reasonably satisfactory to Buyer and Seller.  Seller and Buyer shall use reasonable efforts to cause the Accounting Firm to render a written decision resolving the matters submitted to the Accounting Firm within thirty (30) calendar days of the receipt of such submission.  The Accounting Firm's decision shall be final and binding on the Parties.  Judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the Party against which such determination is to be enforced, subject to any further restrictions as set forth in this Agreement.  The fees and expenses of the Accounting Firm incurred pursuant to this Section 1.6 shall be split equally between Seller and Buyer.

(b) Within five (5) days of the final determination of the Earnout Statement in accordance with Section 1.6(a) above, Buyer shall pay, by wire transfer of immediately available funds to an account designated by Seller, the finally determined amount of the Earnout Payment.  If such payment date occurs on a non-Business Day, then the Earnout Payment shall be payable on the first Business Day following such payment date.

1.7 Transfer of Purchased Assets, Assumption of Assumed Liabilities, Closing Deliveries of the Parties.

(a)   At the Closing, Seller shall deliver or cause to be delivered to Buyer all consents, certificates, documents, instruments and other items reasonably requested by Buyer to give effect to the transactions contemplated hereby, including those set forth in clauses (i) through (xi) below.  Such instruments shall include the following:

(i)      a Bill of Sale executed by Seller substantially in the form attached hereto as Exhibit A (the "Bill of Sale");

(ii)     an Intellectual Property Assignment executed by Seller substantially in the form attached hereto as Exhibit B (the "IP Assignment");

(iii)    an Assignment and Assumption Agreement executed by Seller substantially in the form attached hereto as Exhibit C (the "Assumption Agreement");

(iv)    the Escrow Agreement executed by Seller;

(v)     [Intentionally Omitted];

(vi)    a certificate signed on behalf of Seller by its duly-authorized officer and dated as of the Closing Date certifying that the representations and warranties made by Seller in this Agreement are true and correct as of the date of the Closing and that Seller has performed and complied with all covenants and agreements to be performed or complied with by it on or prior to the Closing Date;

(vii)   a certificate, as of a recent practicable date, of the Secretary of the State of Delaware as to Seller's corporate good standing;

(viii)   the Transition Services Agreement executed by Seller substantially in the form attached hereto as Exhibit D (the "Transition Services Agreement");

(ix)     instruments of release and consent in form and substance reasonably satisfactory to Buyer for the release of all Liens upon the Purchased Assets, including instruments of release and consent of Healthcare Financial Solutions, LLC  and copies of any UCC Financing Amendments or Termination Statements necessary to evidence such releases;

(x)     [Intentionally Omitted]; and

(xi)    Assignments, necessary approvals, consents and waivers duly executed by Seller and all necessary third parties with respect to the Acquired Agreements, in each case that are required to be delivered at the Closing in accordance with Section 1.8.

(b)   At the Closing, Buyer shall deliver or cause to be delivered to Seller all consents, certificates, documents, instruments and other items reasonably requested by Seller to give effect to the transactions contemplated hereby, including those set forth in clauses (i) through (viii) below.  Such instruments shall include the following:

(i)      the Closing Payment, delivered in accordance with Section 1.4(a);

(ii)     the Indemnity Escrow Amount delivered in accordance with Section 1.4(b);

(iii)    an Assumption Agreement executed by Buyer;

(iv)    the Escrow Agreement executed by Buyer;

(v)     [Intentionally Omitted];

(vi)     a certificate signed on behalf of Buyer by its duly-authorized officer and dated as of the Closing Date certifying that the representations and warranties made by Buyer in this Agreement are true and correct as of the date of the Closing and that Buyer has performed and complied with all covenants and agreements to be performed or complied with by it on or prior to the Closing Date;

(vii)    a copy of a certificate, as of the most recent practicable date, of the Secretary of the State of Delaware as to Buyer's corporate good standing; and

(viii)   the Transition Services Agreement executed by Buyer.

1.8 Delivery of Records and Contracts.  At the Closing, Seller shall have delivered to Buyer: (a) all written leases, contracts, commitments and rights evidencing Purchased Assets and Assumed Liabilities, together with consents to assignment to Acquired Agreements from the Persons listed on Section 1.8(a)(i) of the Seller Disclosure Schedule, in form and substance reasonably acceptable to Buyer, and in each case except for those Acquired Agreements which are not required to be delivered at the Closing as described in Section 1.8(a)(ii) of the Seller Disclosure Schedule; and (b) correct and complete copies of all of Seller's business records, tax returns, books and other data (except corporate records of Seller excluded under Section 1.2) relating jointly or exclusively to the Purchased Assets not previously provided to Buyer; and Seller shall take all requisite steps to put Buyer in actual possession and operating control of the Purchased Assets (except as otherwise contemplated by the last sentence of Section 1.3(a) or with respect to the Transition Supply Product in accordance with Section 4.7 of this Agreement).

1.9 Closing.  The closing of the sale and purchase of the Purchased Assets and the transactions contemplated hereby (the "Closing") shall take place at the offices of Wiggin and Dana LLP, 265 Church Street, New Haven, Connecticut 06510 (or at such other place as the parties may designate in writing) and shall occur concurrently with the execution and delivery of this Agreement (the "Closing Date").

1.10 Allocation of Purchase Price.  The Purchase Price shall be allocated among the Purchased Assets in accordance with the provisions of Section 1060 of the Code, and shall be binding upon Buyer and Seller for income tax purposes.  Seller and Buyer hereby agree that Buyer shall prepare and provide to Seller a draft allocation of the Purchase Price among the Purchased Assets within thirty (30) calendar days after the Closing Date.  Seller shall notify Buyer within ten (10) calendar days of receipt of such draft allocation of any objection Seller may have thereto, Seller and Buyer agree to resolve any disagreement with respect to such allocation in good faith.   Seller and Buyer hereby undertake and agree

to promptly execute and deliver all such documents, forms and other information relating to such allocation and to file timely any information that may be required to be filed pursuant to Treasury Regulations promulgated under Section 1060(b) of the Code.  Unless otherwise agreed in writing by the parties, Buyer and Seller also each agree to file income tax returns consistently with the foregoing allocation.  The allocation of the Purchase Price pursuant to this Section 1.10 shall not be construed as a limitation on damages for breach of any covenant or agreement by Seller in this Agreement, nor shall such allocation be deemed to limit Buyer's remedies.

1.11 Transfer Taxes.  All transfer, excise, documentary, sales, use, stamp, registration, and other such Taxes and fees (including any penalties and interest) incurred by reason of the sale and transfer of the Purchased Assets pursuant to this Agreement (the "Transfer Taxes") shall be paid by Seller when due, and Seller will, at Seller's own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration, and other Taxes and fees.

SECTION 2

 REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer that, except as set forth in the disclosure schedule delivered by Seller to Buyer (the "Seller Disclosure Schedule"), the statements contained in this Section 2 are true and correct as of the Closing Date.  The Seller Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Section 2 and the disclosures in any section or subsection of the Seller Disclosure Schedule shall qualify each other section or subsection of the Seller Disclosure Schedule where the nature of such item makes it reasonably apparent that such item would be an appropriate disclosure in such other section or subsection.

2.1 Organization.  Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to own, lease and operate its assets and to carry on its business as now being conducted.

2.2 Authority to Execute and Perform Agreements.  Seller has the corporate power and authority to execute and deliver this Agreement, the Bill of Sale, the IP Assignment, the Assumption Agreement, the Transition Services Agreement and the FDA Confirmation Agreement (collectively, the "Transaction Documents") and to perform fully its obligations hereunder and thereunder.  The execution and delivery of this Agreement and the other Transaction Documents, and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Seller.  This Agreement has been, and the other Transaction Documents to which it is a party when delivered at the Closing will be, duly executed and delivered by Seller, and (assuming due execution by Buyer, as applicable) constitute valid and binding obligations of Seller, enforceable against it in accordance with their respective terms, except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other similar Laws and Regulations affecting the enforcement of creditors' rights generally and by general principles of equity.

2.3 Noncontravention.  Neither the execution, delivery and performance of this Agreement and the other Transaction Documents by Seller, nor the consummation by Seller of the transactions contemplated hereby or thereby will (a) violate or constitute a breach of any provision of Seller's Certificate of Incorporation or By-laws, (b) require on the part of Seller any notice to or filing with, or any permit, authorization, consent or approval of, any Governmental Entity, (c) result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any Acquired Agreement or Material Contract (as defined in Section 2.11), other than with respect to consents to assignment which will be sought following the Closing pursuant to Section 4.2 (d) violate any Permit (as defined in Section 2.13), (e) result in the imposition of any Liens upon any of the Purchased Assets or the Business, or (f) violate any Order, Permit, Law or Regulation in effect as of the Closing Date applicable to the Business, Seller or any of its properties or assets (each of the events described in the foregoing clauses (a) through (f), a "Violation"), including the Purchased Assets, except, in each case, where the Violations listed in (b), (d) or (f) would not have a Seller Material Adverse Effect.  Except as set forth in Section 2.3 of the Seller Disclosure Schedule, Seller is not required to give any notice to or obtain any consent or waiver from any individual or entity in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby in order to avoid a modification or termination of, or a payment or default under, any contract or agreement with a third Person.

2.4 Absence of Certain Changes.

(a) Absence of Certain Changes.  Since December 31, 2014, except as disclosed in Section 2.4(a) of the Seller Disclosure Schedule, (A) there has been no change in the assets, liabilities or financial condition of the Business, except for changes in the ordinary course of business (none of which results from, arising out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law, and none of which, individually or in the aggregate, is material), (B) to the knowledge of Seller, there has occurred no event or development which, individually or in the aggregate, has had or would reasonably be expected to have in the future, a Seller Material Adverse Effect, and (C) Seller has not taken any of the following actions with respect to the Business or any of the Purchased Assets:

(i)      acquired, sold, leased, licensed or otherwise disposed of any assets or property other than in the ordinary course of business consistent with past practice (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law, and none of which, individually or in the aggregate, is material);

(ii)     amended, terminated, canceled or taken or omitted to take any action that would constitute a violation of or default under, or waiver of any rights under, any Acquired Agreement;

(iii)    incurred any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the Purchased Assets;

(iv)    entered into any agreement or understanding, whether in writing or otherwise, to take any of the actions specified in paragraphs (i) through (iii) above, except as specifically contemplated hereby.

2.5 Undisclosed Liabilities.  Seller does not have any Liabilities with respect to the Business or the Purchased Assets, except for (i) Liabilities disclosed in Section 2.5 of the Seller Disclosure Schedule, (ii) Liabilities which have arisen since December 31, 2014 in the ordinary course of business consistent with past practice (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law, and none of which, individually or in the aggregate, is material), or (iii) Liabilities incurred in connection with this Agreement and the transactions contemplated hereby.

2.6 Compliance with Laws.  Seller is in material compliance with all Laws and Regulations applicable to the conduct of the Business and the Purchased Assets.  Since January 1, 2013, Seller has received no written or oral notice of, and there has been no citation, fine or penalty imposed or asserted against Seller for any violation of such Laws and Regulations.

2.7 Tax Matters.

(a) For purposes of this Agreement, (i) "Tax Return" means any return, declaration, report, claim for refund, information return, or statement, and any schedule, attachment, or amendment thereto, including any consolidated, combined or unitary return or other document (including any related or supporting information), filed or required to be filed by any taxing authority in connection with the determination, assessment, collection, imposition, payment, refund or credit of any federal, state, local or foreign Tax or the administration of the laws relating to any Tax, and (ii) "Tax" or "Taxes" means any and all taxes, charges, fees, levies, deficiencies or other assessments of whatever kind or nature including all net income, gross income, profits, gross receipts, excise, real or personal property, sales, ad valorem, withholding, social security, retirement, employment, unemployment, minimum, estimated, severance, stamp, property, occupation, environmental, windfall profits, use, service, net worth, payroll, franchise, license, gains, customs, transfer, recording and other taxes, customs duty, fees assessments or charges of any kind whatsoever, imposed by any taxing authority, including any liability therefor as a transferee under Section 6901 of the Code or any similar provision of applicable law, as a result of Treasury Regulation Section 1.1502-6 or any similar provision of applicable law, or as a result of any Tax sharing or similar agreement, together with any interest, penalties or additions to tax relating thereof.

(b) To the extent that failure to do so would, or reasonably be expected to, adversely impact Buyer, the Business, the Purchased Assets or Buyer's use of the Purchased Assets, Tax Returns required to be filed on or before the date hereof by or with respect to Seller have been filed within the time and in the manner prescribed by law.  All such Tax Returns are true, correct and complete in all material respects, and all Taxes owed by Seller, whether or not shown on any Tax Return, have been paid except such Taxes, if any, (i) as are listed in Section 2.7 of the Seller Disclosure Schedule and are being contested in good faith and as to which adequate reserves (determined in accordance with GAAP) have been provided in the financial statements of Seller or (ii) where the failure to pay such taxes would not have a Seller Material Adverse Effect.  Seller has filed tax returns in all jurisdictions where it is required to file and Seller has not received notice of any claim by any taxing authority in any other jurisdiction that Seller is or may be subject to taxation by that jurisdiction.

(c) There are no Liens with respect to Taxes upon any of the Purchased Assets, other than with respect to Taxes not yet due and payable.

2.8 Litigation.  There are no outstanding Orders of any Governmental Entity against Seller with respect to the Business or any of the Purchased Assets.  Except as disclosed in Section 2.8(i) of the Seller Disclosure Schedule, there is no Litigation pending or, to the knowledge of Seller, threatened against Seller with respect to the Business or any of the Purchased Assets or against Seller or any of its directors, officers or stockholders challenging this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby seeking damages or to delay, restrain or prohibit the purchase and sale of the Purchased Assets, or that has had or would reasonably be expected to result in a Seller Material Adverse Effect.  The foregoing includes any Litigation against or relating to Seller pending or, to the knowledge of Seller, threatened involving the prior employment of any employees of the Business, their use in connection with the Business of any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with former employers.  There is no Litigation by Seller pending or, to the knowledge of Seller, threatened against any third Person with respect to the Business or any of the Purchased Assets. Section 2.8(ii) of the Seller Disclosure Schedule sets forth any product liability claims related to the Business and/or the Products filed in the five year period prior to the Closing Date. Seller represents and warrants that no settlement in any Litigation prior to the Closing Date impedes or limits Buyer's ability following the end of the Manufacturing Transition Period to operate the Business in the ordinary course of business (taking into account and after giving effect to the transactions contemplated by the Transition Services Agreement).

2.9 Properties; Title to Assets.

(a) Section 2.9(a) of the Seller Disclosure Schedule contains a complete and correct list of all personal property, fixtures, assets and rights, owned or used by Seller primarily or exclusively in the operation of the Business.

(b) Except as disclosed in Section 2.9(b) of the Seller Disclosure Schedule, Seller owns outright and has good and marketable title to all of its tangible properties and assets used or held for use jointly or exclusively in the Business, including the Purchased Assets, free and clear of any Liens.  Except for the Excluded Assets, the Purchased Assets constitute all the assets, properties or rights, including contract rights, that are necessary for the conduct of the Business as currently conducted by Seller as of the date hereof and as of the Closing Date.  No Person other than Buyer has any written or oral agreement or option or any right (whether by law, or contract) capable of becoming an agreement or option for the purchase or acquisition from Seller of any of the Purchased Assets.  All Liens with respect to the Purchased Assets will be released on the Closing Date.

(c) Seller shall file the UCC Financing Amendments and Termination Statements described in Section 1.7(a)(ix) hereof not later than two (2) Business Days following the Closing Date and shall deliver copies of such filed UCC Financing Amendments or Termination Statements to Buyer within two (2) Business Days following the date of filing thereof.

(d) Except as set forth in Section 2.9(d) of the Seller Disclosure Schedule, the equipment and any related capitalized items and other tangible property (in each case which are material to the Business) included in the Purchased Assets are in good operating condition and repair, ordinary wear and tear excepted, are free from material defects, and have been maintained in accordance with normal industry practice.

2.10 Intellectual Property.

(a) As used in this Agreement, the term "Intellectual Property Rights" means all: (i) patents, patent applications, inventions and designs, whether or not patentable or registerable and any registrations or certifications thereof with any agency or authority; (ii) trademarks, service marks, trade names, domain names, works of authorship, copyrights and mask works and all registrations and applications to register any of the foregoing with any agency or authority; (iii) trade secrets, whether patentable or unpatentable and whether or not reduced to practice, including all formulae, processes, know-how, technical and clinical data, and any media or other tangible embodiment thereof and all descriptions thereof; (iv) other technology and intangible property, including computer software and programs in object code or source code form ("Software"), databases, and documentation and flow charts; and (v) licenses, grants or other rights running to or from a Person relating to any of the foregoing.  The term "Seller Intellectual Property" means all Intellectual Property Rights owned, licensed or used by Seller jointly or exclusively in connection with the Business or any of the Purchased Assets.   The term "Exclusive Business IP" means all of the Seller Intellectual Property that is owned, licensed or used by Seller exclusively in connection with the Business or any of the Purchased Assets, whether or not listed in any Seller Disclosure Schedule.  The terms "Non-Exclusive Business IP" means all of the Seller Intellectual Property that are owned, licensed or used by Seller jointly in connection with the Business and Seller's other business, whether or not listed in any Seller Disclosure Schedule.

(b) Seller has provided Buyer with a true, accurate and complete list of all Seller Intellectual Property Rights, of which the Exclusive Business IP will be set forth in Section 2.10(b)(i) of the Seller Disclosure Schedule and of which the Non-Exclusive Business IP will be set forth in Section 2.10(b)(ii) of the Seller Disclosure Schedule, specifying whether such Intellectual Property Rights are exclusive or non-exclusive, owned or licensed, to Seller and including identifying information of all federal, state and foreign registrations of such Intellectual Property Rights or applications for registration thereof and any restrictions on such Intellectual Property Rights; provided that Seller shall not be required to list unregistered copyrights, standard software licensed under "shrinkwrap" or "clickwrap" agreements that are generally commercially available; provided, further, that Seller shall not be required to list Software that are not material to the Business.

(c) Except as set forth in Section 2.10(c)(i) of the Seller Disclosure Schedule, the Seller Intellectual Property owned by Seller is free and clear of any Liens.  The Seller Intellectual Property is sufficient for the conduct of the Business as currently conducted by Seller.  All licenses, agreements, rights or options constituting or relating to any Seller Intellectual Property (the "Seller Licenses"), as well as the specific intellectual property subject to the license, agreement right or option, are identified on Section 2.10(c)(ii) of the Seller Disclosure Schedule (other than standard software licensed under "shrinkwrap" or "clickwrap" agreements that are generally commercially available).  Except for the Seller Licenses there are no outstanding rights or options (whether or not currently exercisable), licenses or agreements relating to the Seller Intellectual Property, nor is Seller bound by or a party to any rights or options (whether or not currently exercisable), licenses or agreements (other than standard software licensed under "shrinkwrap" or "clickwrap" agreements that are generally commercially available) with respect to the Seller Intellectual Property.  Except for Seller Intellectual Property as disclosed in Section 2.10(c)(ii) of the Seller Disclosure Schedule, Seller owns the exclusive rights, title and interest to all the copyrights, trademarks, and patents that constitute Seller Intellectual Property and the CASMED Trademarks and any applications for or registrations of the foregoing.  Except otherwise as disclosed in Section 2.10(c)(iii) of the Seller Disclosure Schedule, Seller is not obligated to pay any royalties or other compensation (other than market rate fees for standard software licenses that are generally commercially available), to any third Person in respect of its ownership, use or license of any Seller Intellectual Property.  There has been no breach or violation by Seller of, and there is no breach or violation by any other party to, any Seller License.

(d) To the knowledge of Seller, the Business, as currently conducted, and the CASMED Trademarks do not infringe, constitute the misappropriation of, or conflict with, any Intellectual Property Rights of any third Person.  There is no claim or threat, and Seller has not since January 1, 2013 received any notice or other communication (in writing or otherwise) of any claim or threat from, any Person asserting that the Business or the CASMED Trademarks infringe, constitutes the misappropriation of, or conflict with, any Intellectual Property Rights of another Person.  There is no existing or, to the knowledge of Seller, threatened infringement, interference, misappropriation, or competing claim by any third Person regarding the right to use or ownership of any Seller Intellectual Property or the CASMED Trademarks.

2.11 Contracts and Other Agreements.

(a) Section 2.11(a) of the Seller Disclosure Schedule sets forth an accurate and complete list of the contracts that are material to the Business or the Purchased Assets (collectively, the "Material Contracts"), including:

(i)      any agreement involving research, development or the license of Intellectual Property Rights (other than standard software licensed under "shrinkwrap" or "clickwrap" agreements that are generally commercially available);

(ii)     any material contract or other material agreement with customers or other purchasers of goods or services relating to the Business; and

(iii)    any distributor, sales representative or similar agreement relating to the Business.

(b) Seller has delivered to Buyer or its representative true and complete copies of all the Material Contracts and any Acquired Agreement, or an accurate summary of any oral agreement (and all written amendments or other modifications thereto).  All of such Material Contracts and Acquired Agreements are valid, in full force and effect and binding against Seller and the other parties thereto in accordance with their respective terms.  Except as set forth in Section 2.11(b) of the Seller Disclosure Schedule, neither Seller nor, to the knowledge of Seller, any other party thereto is, in material breach or default of any of its obligations under any such Material Contracts or such Acquired Agreements, nor does any condition exist that with notice or lapse of time or both would constitute a material breach or default thereunder.  Seller has performed all material obligations under each Material Contracts and each Acquired Agreements required to be performed by Seller on or prior to the date hereof.  Seller has not been notified in writing or orally that any party to a Material Contract or Acquired Agreement intends to cancel, terminate or refuse to renew such Material Contract or Acquired Agreements.

2.12 Warranties.  Section 2.12(a) of the Seller Disclosure Schedule sets forth the serial number and applicable remaining warranty period for each Product which is subject to any outstanding guaranty, warranty, right of rework, right of credit or other indemnity. To Seller's knowledge Seller's warranty accrual accurately represents the costs of such warranties.  Section 2.12(b) sets forth the applicable standard terms and conditions with respect to such remaining indemnities.

2.13 Permits.  Section 2.13 of the Seller Disclosure Schedule sets forth a true and complete list of all licenses, permits, franchises, consents, registrations, orders, approvals or authorizations of any Governmental Entity held by Seller and that are material to the operation of the Business as currently conducted (collectively, "Permits").  Seller has all Permits necessary for the operation of the Business as currently conducted and relating to the Purchased Assets and all of such Permits are in full force and effect.

2.14 Customers and Suppliers.  Since September 30, 2015: (a) there has not been any material adverse change in the business relationship of Seller with any of such customers or suppliers; and (b) Seller has not received any written or oral communication or notice from any such customer or supplier of any intention to terminate or materially and adversely modify any existing contracts, work orders, services or other agreement or understanding with Seller.

2.15  Purchased Inventory.  The Purchased Inventory consists of a quality and quantity usable and salable in the ordinary course of business, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established and identified as such in the Disclosure Schedule.  All Purchased Inventory is owned by Seller free and clear of all Liens, except for Permitted Liens, and no Inventory is held on a consignment basis.

2.16 [Intentionally Omitted].

2.17 Broker's Fee.  No broker, finder, agent or similar intermediary has acted on behalf of Seller in connection with this Agreement or the transactions contemplated hereby, and there are no brokerage commissions, finders' fees or similar fees or commissions payable in connection herewith based on any agreement, arrangement or understanding with Seller, or any action taken by or on behalf of Seller.

2.18 Export Control.  Seller has at all times conducted its export transactions for the Products in accordance in all material respects with all applicable U.S. export and re-export controls, including the United States Export Administration Act and Regulations and all other applicable import/export controls in non-U.S. jurisdictions in which Seller or its Affiliates conduct business.

2.19 FDA Regulatory Compliance and Compliance with other Laws.

(a) Except as disclosed in Section 2.19(a)(i) of the Seller Disclosure Schedule, each Product subject to the U.S. Food, Drug and Cosmetic Act (including the rules and regulations of the FDA promulgated thereunder, the "FDA"), Canadian Medical Devices Regulation ("CMDR") SOR 98-282, Medical Devices Directive ("MDD") 93/42/ECC, or comparable applicable Laws and Regulations in any non-U.S. jurisdiction (each such product, a "Medical Device"), is being or has been developed, manufactured, sold, licensed, imported for resale, tested, processed, labeled, stored, distributed and marketed in material compliance with all necessary Permits and other applicable requirements under the FDA, CMDR, MDD and comparable laws in any non-U.S. jurisdiction, including those relating to premarket clearance or approval, establishment registration, device listing, quality system regulation, good manufacturing practices, labeling, advertising, record keeping and filing of required reports.  All applicable technical files have been established and maintained and are in material compliance with the regulations.  Section 2.19(a)(ii) of the Seller Disclosure Schedule lists the Seller's 510(k) notifications and pre-market approval applications ("PMAs") for the Products, including Medical Devices.  All of Products, including Medical Devices, in commercial distribution which are marketed without such approvals or under a Letter to File basis are listed on Section 2.19(a)(iii) of the Seller Disclosure Schedule, together with a statement describing the reasons why such products do not require formal market clearance.  Seller is in compliance with all applicable requirements of the FDA, CMDR and MDD relating to the maintenance of technical, clinical and other data generated prior to the Closing Date by Seller with respect to Medical Devices.

(b) Except as set forth in Section 2.19(b) of the Seller Disclosure Schedule, all product issues, incidents and complaints have been suitably investigated, documented and managed, any applicable problem or vigilance reports have been filed, and any necessary recalls have been fully implemented.

(c) Section 2.19(c) of the Seller Disclosure Schedule identifies all internal audit reports (as required by 21 CFR Section 820.20) conducted by Seller relating to the Business since January 1, 2013.

(d) In Seller's reasonable judgment after due investigation, all reports, documents, claims, Permits and notices required to be filed, maintained or furnished with or to the FDA or any other Governmental Entity by Seller for the Business have been so filed, maintained or furnished.  All such reports, documents, claims, Permits and notices were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).  All such reports, documents, claims, Permits and notices have been provided or made available to Buyer.

(e) Except as disclosed in Section 2.19(e) of the Seller Disclosure Schedule, Seller has not received any FDA Form 483, notice of adverse finding, demand letters, warning letters, untitled letters or other correspondence or notice from the FDA, or other Governmental Entity, (i) with respect to the Business alleging or asserting noncompliance with any applicable Laws and Regulations or Permits; or (ii) contesting the premarket clearance or approval of, the uses of or the labeling or promotion of any Products, including Medical Devices.

(f) No Permit issued to Seller with respect to the Business by the FDA or any other Governmental Entity has been limited, suspended, or revoked.  Except as disclosed in Section 2.19(f) of the Seller Disclosure Schedule, no medical device report (or its counterpart in non-U.S. jurisdictions) with respect to any Products, including Medical Devices, has been reported by Seller to the FDA or other Governmental Entity, and no medical device report (or its counterpart in non-U.S. jurisdictions) with respect to any Products, including Medical Devices, is under investigation by the FDA or other Governmental Entity.

(g) Except as disclosed in Section 2.19(g)(i) of the Seller Disclosure Schedule, Seller has not voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field notifications, field corrections, market withdrawal or replacement, safety alert, warning, or "dear doctor" letter relating to an alleged lack of safety, efficacy or regulatory compliance of any Products, including Medical Devices.  Other than as set forth on Section 2.19(g)(ii) of the Seller Disclosure Schedule, and after having used reasonably diligent efforts to discover such facts, Seller and its consultants, agents and employees know of no facts which would cause or are reasonably likely to cause (i) the recall, market withdrawal or replacement of any Products, including Medical Devices; (ii) a change in the marketing classification or change in the labeling of any Products, including Medical Devices, or (iii) a termination or suspension of the marketing of any Products, including Medical Devices.

(h) Except as disclosed in Section 2.19(h) of the Seller Disclosure Schedule, Seller has not received any written notice that the FDA or any other Governmental Entity has (i) commenced, or threatened to initiate, any action to withdraw its premarket clearance or premarket approval or request the recall of any Products, including Medical Devices, (ii) commenced, or threatened to initiate, any action to enjoin manufacture or distribution of any Products, including Medical Devices or (iii) commenced, or threatened to initiate, any action to enjoin the manufacture or distribution of any Products, including Medical Devices, produced at any facility where any Products, including Medical Devices, is manufactured, tested, processed, packaged or held for sale or (iv) identified any Products, including Medical Devices, non-compliance with reporting, registration, labeling, good manufacturing practices, advertising and other requirements under the FDA or regulations of any Governmental Entity.

(i) Seller has not, with respect to the Business: (i) employed in any capacity any individual who has been debarred pursuant to the FDA; or (ii) committed any act, made any statement or failed to make any statement that would breach the FDA's policy with respect to "Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities," 56 Fed. Reg. 46191 (September 10, 1991), or any similar laws, rules, regulations or policies, whether under the jurisdiction of the FDA or a similar entity in any other jurisdiction.

(j) Seller has performed all of its services in connection with the Business in a manner consistent with, or in a manner that permits those to whom it provides services to perform in a manner consistent with, all Federal, state and local requirements applicable to the conduct of clinical and nonclinical trials, and the submission of applications for the approval of products, including the requirements of the Federal Food Drug and Cosmetic Act and its implementing regulations, particularly those found in 21 CFR Parts 50 (Protection of human subjects), 54 (Financial disclosure by clinical investigators), 56 (Institutional review boards), 58 (Good laboratory practice for nonclinical laboratory studies), 312 (Investigational new drug application) 314 (Applications for FDA approval to market a new drug), all requirements applicable to the conduct of Good Clinical Practices, the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use and all other similar international requirements.

(k) The Disclosure Schedule correctly lists each permit that is material to the operation of the Business as conducted immediately prior to the Closing, together with the name of the Governmental Entity issuing such permit.  Each Permit is valid and in full force and effect, is not in default in any material respect under, and, to Sellers' knowledge, no condition exists that with notice or lapse of time or both would constitute a default under, any such permit and none of such permits will be terminated, become terminable or otherwise be materially and adversely affected solely as a result of the transactions contemplated hereby.   Seller has made all material filings with Governmental Entities necessary to conduct and operate the Business as currently conducted or operated.  Seller is in material compliance with all applicable Laws relating to the operation of the Business.

(l) Neither Seller nor, to Sellers' knowledge, any director, officer, agent, employee or other person acting on behalf of Seller, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, or (iv) made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment.  Neither Seller nor, to Sellers' knowledge, any director, officer, agent, employee or Affiliate of Seller is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department; and the Sellers will not use the Purchase Price, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person, for the purpose of financing the activities of any Person currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

2.20 Disclaimer of Other Representations and Warranties.  Except as expressly set forth in this Section 2, Seller makes no representation or warranty, express or implied, at law or in equity, in respect of any of its assets (including with respect to the Purchased Assets), liabilities, operations or the Business, including with respect to merchantability or fitness for any particular purpose, and any such representations or warranties are hereby expressly disclaimed.

SECTION 3

 REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller that the statements contained in this Section 3 are true and correct as of the Closing Date.

3.1 Organization.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to own, lease and operate its assets and to carry on its business as currently conducted and as proposed to be conducted.

3.2 Authority to Execute and Perform Agreement.  Buyer has the full corporate power and authority to enter into, execute and deliver this Agreement and the other Transaction Documents to which it is a party, and to perform fully its obligations hereunder and thereunder.  The execution and delivery of this Agreement and the other Transaction Documents, and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Buyer.  This Agreement has been, and the other Transaction Documents when delivered at Closing will be, duly executed and delivered by Buyer and (assuming due execution by Seller, as applicable) constitute valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other similar Laws and Regulations affecting the enforcement of creditors' rights generally and by general principles of equity.

3.3 Noncontravention.  Neither the execution, delivery and performance of this Agreement and the other Transaction Documents by Buyer, nor the consummation by Buyer of the transactions contemplated hereby or thereby will (a) violate or constitute a breach of any provision of its Certificate of Incorporation or By-laws, (b) require on the part of Buyer any notice to or filing with, or any permit, authorization, consent or approval of, any Governmental Entity, (c) result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which Buyer is a party or by which Buyer is bound or to which any of its assets is subject, (d) result in the imposition of any Lien upon any assets of Buyer (other than liens required in connection with any credit facility to which Buyer or its direct or indirect parent companies is a party), or (e) violate any Order or Law or Regulation in effect as of the Closing Date applicable to Buyer or any of its properties or assets (each of the events described in the foregoing clauses (a) through (e), a "Buyer Violation"), except where Buyer Violation set forth in (b) or (e) would not have a material adverse effect on Buyer.

3.4 Broker's Fee.  No broker, finder, agent or similar intermediary has acted on behalf of Buyer in connection with this Agreement or the transactions contemplated hereby, and there are no brokerage commissions, finders' fees or similar fees or commissions payable in connection herewith based on any agreement, arrangement or understanding with Buyer or any action taken by or on behalf of Buyer.

3.5 Availability of Funds.  Buyer has, and will have as of the Closing, sufficient funds or investment assets available on an unconditional basis for Buyer to pay the Closing Payment in accordance with Section 1.4 and to make all payments contemplated in accordance with Section 1.5.  Buyer acknowledges and agrees that the obligations of Buyer to effect the transactions contemplated by this Agreement and the other Transaction Documents are not conditioned upon the availability to Buyer or any of its Affiliates of any debt, equity or other third-party financing in any amount whatsoever.

SECTION 4

COVENANTS AND AGREEMENTS

4.1 Further Assurances.  After the Closing, each of the Parties shall execute such documents, further instruments of sale, transfer, conveyance, assignment and confirmation and other papers and take such further actions as may be reasonably required or desirable to  effectively transfer, convey and assign to Buyer, and to confirm Buyer's title to, all of the Purchased Assets being acquired hereunder, to put Buyer in actual possession and operating control of the Purchased Assets (except as otherwise contemplated with respect to the Transition Supply Products in accordance with Section 4.7), to assist Buyer in exercising all rights with respect thereto and to carry out the purpose and intent of this Agreement, including the release of liens on the Purchased Assets to the extent not effectively transferred on or prior to the Closing Date.  Each Party shall use its respective reasonable commercial efforts to take other such actions to ensure that, to the extent within its control or capable of influence by it, the transactions contemplated by this Agreement shall be fully carried out in a timely fashion.

4.2 Consents and Waivers.  To the extent that any lease, license, contract, agreement, sales or purchase order, Permit or right included in the Purchased Assets, or any claim, right or benefit arising thereunder or resulting therefrom (each, an "Interest"), is not capable of being sold, assigned, transferred or conveyed without the authorization, approval, consent or waiver of the issuer thereof or the other party or parties thereto, or any other Person, including a Governmental Entity (or if such Interest would be breached in the event of an sale, assignment, transfer or conveyance without such authorization, approval, consent or waiver), this Agreement shall not, in the event such issuer or other Person shall object to such assignment, constitute an assignment or conveyance thereof absent such approval consent or waiver.  To the extent any of the authorizations, approvals, consents or waivers referred to in this Section 4.2 have not been obtained as of the Closing, Seller shall use commercially reasonable efforts, at Seller's expense, to assist Buyer in obtaining all such authorization, approvals, consents and waivers as necessary to consummate the transactions contemplated by this Agreement and the other Transaction Documents and to otherwise comply with all applicable Laws and Regulations.

4.3 Filings, Notices and Authorizations from Governmental Entity.  Seller shall use commercially reasonable efforts, at Buyer's expense, to assist Buyer in obtaining all permits and other authorizations from any Governmental Entity, and to effect all registrations, filings and notices with or to any Governmental Entity, as necessary to consummate the transactions contemplated by this Agreement and the other Transaction Documents and to otherwise comply with all applicable Laws and Regulations.

4.4 FDA Confirmation Agreement.  Without limiting anything in Section 4.3, promptly following the Closing, (a) Seller and Buyer shall enter into a confirmation agreement regarding the assignment to Buyer of the 510(k) notifications with respect to the Business, which confirmation agreement shall be substantially in the form attached hereto as Exhibit F (the "FDA Confirmation Agreement"), and  (b) Buyer shall make the appropriate filings to transfer ownership of such assets in the records of the United States Food and Drug Administration.

4.5 Filing of Returns and Payment of Taxes.  Seller shall prepare and file, or cause to be prepared and filed, with the appropriate authorities all Tax Returns and shall pay, or cause to be paid, when due all Taxes relating to the ownership or operation of the Purchased Assets attributable to any taxable period (or portion thereof) which ends on or prior to the Closing Date (the "Pre-Closing Tax Period").  Buyer shall prepare and file, or cause to be prepared and filed, with the appropriate authorities all Tax Returns, and shall pay, or cause to be paid, when due all Taxes relating to the ownership or operation of the Purchased Assets attributable to any taxable period (or portion thereof) beginning after the Closing Date (a "Post-Closing Tax Period").  In the event Seller makes a payment of any Tax related to the operation or ownership of the Purchased Assets for any Post-Closing Tax Period, Buyer shall promptly reimburse Seller for the amount of such payment.  In the event that Buyer makes a payment of any Tax related to the operation or ownership of the Purchased Assets for any Pre-Closing Tax Period, Seller shall promptly reimburse Buyer for the amount of such payment.  Both Buyer and Seller shall have access to each other's books and records at reasonable times for purposes of handling the foregoing tax matters and dealing with any Liabilities or claims arising out of, or relating to, this Section 4.5.  Any dispute with respect to the matters described in this Section 4.5 shall be resolved consistent with the procedures set forth in Section 9.10 hereof.

4.6 Public Announcements.  Seller and Buyer shall consult with each other before issuing any press release or otherwise making any written public statement with respect to the transactions contemplated in this Agreement and the other Transaction Documents and shall not issue any such press release or make any such written public statement prior to such consultation and approval by Seller and Buyer, except as may be required by applicable Law and Regulations (including a filing pursuant to Form 8-K).

4.7 Supply of Products During Manufacturing Transition Period.  Seller shall have and maintain title in its possession, at Seller's sole cost, the Purchased Inventory set forth on Schedule 1(B) hereto (each, a "Transition Supply Product").  With respect to the Transition Supply Products, from and after the Closing and until the end of the manufacturing transition period under the Transition Services Agreement (the "Manufacturing Transition Period"), Seller shall be the sole and exclusive provider to Buyer of such Transition Supply Products at the prices and on the terms and conditions set forth on Schedule 1(B) hereto, which prices shall take into account (A) for any transfer on or before December 31, 2016, Seller's direct cost of direct material including direct labor and an overhead rate of twenty-nine percent (29%) of direct material and direct labor, and (B) for any transfer after December 31, 2016, Seller's standard cost of such Transition Supply Products as calculated consistent with past practice (collectively, the "Transfer Price").  Buyer and Seller further acknowledge and agree that (I) following any partial transfer from Seller to Buyer of "Manufacturing Transition Services" permitted under Schedule 1(a).VIII of the Transition Services Agreement, if Seller actually incurs any extraordinary increase in manufacturing costs (including increased labor costs and overhead costs) for the remaining products manufactured by Seller, and any such increase is reasonably attributable to the partial transfer of such services, the parties shall negotiate in good faith to increase the applicable Transfer Price for any affected products in order to reimburse Seller for such increases in manufacturing costs and (II) following any extension of "Inventory Services" or "Manufacturing Transition Services" beyond December 31, 2016 in accordance with Section 5(a) of the Transition Services Agreement, Buyer shall reimburse Seller for all reasonable and documented extraordinary labor costs and expenses (including retention bonuses and hiring and training expenses) actually incurred by Seller in connection with maintaining production of  products during such extension period (which payment shall be made in a lump sum at the end of such extension period (as and in the manner described in the second to last sentence of this Section 4.7).  At any time following the date on which Seller no longer provides any of the services listed under the heading "Customer Relations Services" in Schedule 1(a) of the Transition Services Agreement, Buyer may, prior to the end of the Manufacturing Transition period and with the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed), assume full responsibility for the manufacture, sale and service of any Product, provided that (i) as a condition precedent to such assumption, not later than two (2) Business Days following Buyer's written notice to Seller of its intention to effect such assumption, Buyer shall pay the Transfer Price with respect to all Transition Supply Product relating to the Product for which such manufacture, sale and service is assumed (which payment shall be made in the manner described in the second to last sentence of this Section 4.7), and (ii) from and after such assumption, Seller shall have no further obligations to Buyer with respect to such Product.  Buyer shall also be responsible for normal manufacturing scrap costs in accordance with historical averages incurred during the Manufacturing Transition Period.  Seller shall invoice Buyer for such scrap costs following the end of each calendar month and provide Buyer with the appropriate documentation to support such charges.  In addition to the Transfer Price, during the Manufacturing Transition Period (but in any event not later than 180 days from Closing) Buyer shall pay Seller $19,000 per year (prorated on a monthly basis), which amount shall represent full consideration for Seller providing customer service and direct-to-customer shipping of Transition Supply Products during the Manufacturing Transition Period (in each case as described in the Transition Services Agreement).  Buyer hereby agrees that during the Manufacturing Transition Period it shall not, nor shall it cause any of its Affiliates to, purchase or otherwise acquire from any Person (other than Seller or any Affiliate of Seller designated in writing by Seller) any Transition Supply Product with respect to any Product for which Seller is still responsible for the manufacture, sale and service thereof.  Following the Manufacturing Transition Period, Buyer shall promptly pay to Seller the Transfer Price for all remaining Transition Supply Products by wire transfer of immediately available funds into the single account designated in writing by Seller and Seller shall promptly transfer such Transition Supply Products to Buyer.  Upon completion of the Manufacturing Transition Period, Seller shall provide a list of Transition Supply Product to be transferred on such date, together with an itemized invoice reflecting the applicable Transfer Price and Buyer shall deliver such amount to Seller by wire transfer of immediately available funds and shall, Buyer's expense, arrange for the physical delivery of such Transition Supply Product.

4.8 Bankruptcy, Liquidation, and Dissolution of Buyer.  Buyer shall maintain its corporate existence and shall not dissolve or commence any dissolution proceedings during the Royalty Period.   Buyer shall not commence a voluntary case under the U.S. federal bankruptcy laws or any other applicable bankruptcy, insolvency or similar law, or make an assignment for the benefit of its creditors during the Royalty Period.

4.9                Certain Notices.  Each Party shall give prompt notice (but in no event later than two (2) Business Days after such Party's discovery of the event or failure) to the other Parties' knowledge of (a) any material failure by such Party to comply with or satisfy any covenant or agreement hereunder; provided, however, that the delivery of any notice pursuant to this Section 4.9 shall not limit or otherwise affect the remedies available to the parties hereunder, (b) any written notice or other communications from any Person alleging that the consent of such Person is or may be required in connection with the transaction contemplated in this Agreement or the Transaction Documents; (c) any written notice or other communication from any governmental authority in connection with the transactions contemplated in this Agreement or the other Transaction Documents; or (d) any action, suits, claims, investigations or proceedings commenced or threatened in writing against, relating to or involving or otherwise affecting the Business or that relate to the consummation of the transactions contemplated in this Agreement and the other Transaction Documents.

4.10 Certain Inventory of Seller; Non-Exclusive Business IP.

(a) Seller and Buyer acknowledge and agree that certain of the inventory that comprises a portion of the Purchased Assets bears or, upon Buyer manufacturing certain products in connection with the Business will bear, CASMED Trademarks.  Subject to the terms and conditions set forth in this Section 4.10, CASMED hereby grants to Buyer, for a period of the earlier of (i) the Manufacturing Transition Period or (ii) the sale of all inventory of products bearing any of the CASMED Trademarks, an irrevocable, worldwide, perpetual, non-exclusive, non-transferable, royalty-free license to use the CASMED Trademarks for the sole purpose of exporting, displaying, advertising, marketing, distributing, offering for sale or selling such inventory.  Seller acknowledges and agrees that all Products manufactured during the Manufacturing Transition Period may not be sold prior to the conclusion of that period and the foregoing license shall nonetheless continue to be in effect solely with respect to such Products for up to an additional thirty (30) days. While in no way limiting the foregoing limited license right,

Buyer shall use commercially reasonable efforts to remove the CASMED Trademarks from the inventory of products bearing such name as soon as reasonably practicable (and in any event not later than the termination of the foregoing license).  Buyer shall make no other use of the CASMED Trademarks, except as otherwise expressly stated herein or agreed to by the Parties.  Buyer acknowledges and agrees that the rights granted to Buyer pursuant to this Section 4.10 are license rights only, and nothing contained in this Agreement constitutes or shall be construed to be an assignment of any or all of CASMED's rights in the CASMED Trademarks.  Buyer shall not at any time during the period of time during which any such inventory is in Buyer's possession, custody or control do or cause to be done any act or thing challenging, contesting, impairing, invalidating, or tending to impair or invalidate any of CASMED's rights in the CASMED Trademarks or any registrations derived from such rights.

(b) For the sole purpose of importing, exporting, displaying, advertising, marketing, promoting, distributing, offering for sale or selling products in connection with the Business, Seller grants an irrevocable, worldwide, perpetual, non-exclusive, non-transferable, royalty-free license to use (i) any Non-Exclusive Business IP (other than the CASMED Trademarks which shall be governed pursuant to Section 4.10(a)) that is necessary for the Business or any of the Purchased Assets (but only to the extent that Seller is permitted to grant such license) and (ii) any Exclusive Business IP that have not been conveyed, for any reason, to Buyer in accordance with Section 1.1 on the Closing Date.

(c) Seller and Buyer acknowledge and agree that nothing in this Section 4.10 shall limit or otherwise restrict any rights or obligations of any party under the Transition Services Agreement or any other Transaction Document.

4.11 Jointly Used Assets.  With respect to any assets of the Business that are not transferred from Seller to Buyer as Purchased Assets in accordance with Section 1.1, but that are necessary to operate the Business as currently operated by Seller, other than the office equipment (including computer hardware and software) used by Seller to provide administrative support to the Business from CASMED's offices in Branford, Connecticut (collectively, "Necessary Non-Transferred Assets"), Seller hereby grants to Buyer an irrevocable, worldwide, perpetual, non-exclusive, non-transferable, royalty-free license to use such Necessary Non-Transferred Assets in order to enable Buyer to operate the Business.

4.12 Transfer of Possession of Assets.  In order to facilitate a timely transfer of possession of the Purchased Assets to Buyer after the Closing, promptly following receipt of written instructions from Buyer, Seller shall make available, during Seller's normal business hours, any and all tangible Purchased Assets for pickup by one or more carriers designated by Buyer.  Risk of loss and damage to any such Purchased Assets shall pass to Buyer upon pickup by such designated carrier(s).  Seller shall also take such actions as may be reasonably requested by Buyer to facilitate a timely transfer of any intangible Purchased Assets to Buyer after the Closing.

4.13 Power of Attorney.  Effective upon the Closing, Seller hereby irrevocably appoints Buyer and its successors, agents and assigns as its true and lawful attorney, in its name, place and stead, with power of substitution, to take any action relating to any Exclusive Business IP and to execute any instrument which Buyer may deem necessary or advisable to (i) demand and receive any and all Exclusive Business IP and to make endorsements and give receipts and releases for and in respect of the same; (ii) to institute, prosecute, defend, compromise and/or settle any and all legal proceedings with respect to the Exclusive Business IP; and (iii) to make any filings required to transfer any of such Exclusive Business IP.  The foregoing power of attorney is a special power of attorney coupled with an interest and is irrevocable.

SECTION 5

 INDEMNIFICATION

5.1 Survival.  All representations, warranties, covenants and agreements set forth herein shall survive the execution and delivery hereof and the Closing hereunder, subject to the limitations set forth in Section 5.5.

5.2 Obligation of Seller to Indemnify.  After the Closing Date, Seller shall indemnify, defend and hold harmless Buyer (and its directors, officers, employees, agents, Affiliates and assigns) from and against all losses, liabilities, damages, deficiencies, costs or expenses, including interest and penalties imposed or assessed by any judicial or administrative body and reasonable attorneys' fees, whether or not arising out of Third Party Claims (as such term is defined below), and including all amounts paid in investigation, defense or settlement of the foregoing pursuant to this Section 5 ("Losses") resulting from, based upon or relating to:

(a) any misrepresentation or breach, as of the Closing Date, of any representation or warranty of Seller contained in this Agreement, the Seller Disclosure Schedule, the other Transaction Documents or any other agreement or instrument furnished by Seller to Buyer pursuant to this Agreement or the other Transaction Documents;

(b) any failure to perform any covenant or agreement of Seller contained in this Agreement, the other Transaction Documents or any agreement or instrument furnished by Seller to Buyer pursuant to this Agreement or the other Transaction Documents;

(c) any Excluded Assets or Excluded Liabilities (which, without limiting the general nature of the foregoing, shall include any claims by employees, former employees or consultants of Seller or the Business arising before or relating to the Closing (including claims for severance or severance-type payments);

(d) the negligent acts or omissions of Seller in connection with the operations of the Business prior to the Closing or any Third Party Claim to the extent relating to the operations of the Business prior to the Closing, in each case regardless of whether such Losses occur post-Closing (but not including ordinary-course warranty claims); and

(e) the failure to pay any pre-Closing Taxes or similar charges relating to the operations of the Business on or prior to the Closing Date (including any interest or penalties arising after the Closing Date and relating to Taxes accruing on or prior to the Closing Date.

5.3 Obligation of Buyer to Indemnify.  After the Closing Date, Buyer shall indemnify, defend and hold harmless Seller (and its directors, officers, employees, agents, Affiliates and assigns) from and against all Losses resulting from, based upon or relating to:

(a) any misrepresentation or breach, as of the Closing Date, of any representation or warranty of Buyer contained in this Agreement, the other Transaction Documents or any other agreement or instrument furnished by Buyer to Seller pursuant to this Agreement or the other Transaction Documents;

(b) any failure to perform any covenant or agreement of Buyer contained in this Agreement, the other Transaction Documents or any agreement or instrument furnished by Buyer to Seller pursuant to this Agreement or the other Transaction Documents;

(c) any Assumed Liabilities;

(d) the negligent acts or omissions of Buyer in connection with the operations of the Business following the Closing or any Third Party Claim to the extent relating to the operations of the Business following the Closing;

(e) the failure to pay any post-Closing Taxes or similar charges relating to the operations of the Business from and after the Closing Date; and

(f) any other liabilities in connection with, relating to or arising from the operation of the Business by Buyer following the Closing.

5.4 Assertion of Claims.

(a) Notice of Claim.  Promptly after receipt of notice of any Losses for which an indemnified Party may seek indemnification under Section 5.2 or 5.3, it shall give written notice thereof to the indemnifying Party demanding payment of an indemnification claim arising under Section 5.2 or 5.3 (a "Demand").  Such Demand shall describe in reasonable detail the nature of the claim, an estimate of the amount of Losses attributable to such claim and the basis of the indemnified party's request for indemnification under this Agreement.  No delay on the part of the indemnified Party in notifying the indemnifying party shall relieve the indemnifying party from any obligation hereunder or otherwise except to the extent the indemnifying Party shall have been materially prejudiced by such failure.

(b) Response to a Demand.  The indemnifying Party may reply to a Demand made under Section 5.4(a) hereof by written notice given to the indemnified Party, which notice shall state whether the indemnifying Party agrees or disagrees that the claim asserted by the indemnified party is a valid claim under this Agreement and agrees or disagrees with respect to the amount of the Losses in such Demand.  If within fifteen (15) calendar days after receipt of the Demand (the "Indemnity Notice Period") the indemnifying Party does not give to the indemnified party a notice disputing such Demand specifying the nature and amount of such dispute or if the indemnifying party gives notice that such Demand is uncontested, then the indemnifying Party shall deliver payment to the indemnified party in cash an amount equal to the value of the Losses stated in the Demand within the fifteen (15) calendar days of the earlier of expiration of such Indemnity Notice Period or notice that the Demand is uncontested.  If the notice from the indemnifying Party admits that a portion of the Demand is a valid claim under Section 5.2 or 5.3 of this Agreement and the remaining portion of the Demand is disputed, then the indemnifying Party shall pay to the indemnified party in cash an amount equal to the value of the Losses as are allocable to mutually agreed upon Losses within the fifteen (15) calendar days of delivery of such notice from the indemnifying Party and the disputed portion of such Demand shall be resolved in accordance with Section 5.4(c).

(c) Disputed Claims.  If the notice given by the indemnifying Party as provided in Section 5.4(b) hereof disputes the claim or claims asserted in the Demand by the indemnified party or the amount of Losses thereof within the Indemnity Notice Period (a "Disputed Claim"), then the Demand shall be treated as a Disputed Claim and adjudicated in accordance with Section 9.10 hereof.

(d) Third Party Claims.  Promptly after receipt of any assertion of Losses by any third Person ("Third Party Claims") that might give rise to any Losses for which indemnification may be sought pursuant to Section 5.2 or 5.3, the indemnified Party shall promptly give written notice to the indemnifying party of such Third Party Claim (a "Notice of Third Party Claim"), stating the (i) nature, basis and facts giving rise to such Third Party Claim, (ii) the amount of Losses or the estimated amount thereof to the extent feasible, and (iii) the amount of liability asserted against the indemnifying party by reason of the Third Party Claim.  Such Notice of Third Party Claim shall be accompanied by copies of all relevant documentation with respect to such Third Party Claim, including any summons, complaint or other pleading that may have been served, any written demand or any other document or instrument.  Notwithstanding the foregoing, the failure to provide notice as aforesaid to the indemnifying Party will not relieve the indemnifying party from any liability which it may have to the indemnified party under this Agreement or otherwise except to the extent the indemnifying party shall have been materially prejudiced by such failure.

(e) Defense of Third Party Claims.  The indemnifying Party may elect to defend and control any Third Party Claim with counsel of its own choosing, reasonably acceptable to the indemnified Party, within ten (10) Business Days after receipt of the Notice of Claim by the indemnifying party (the "Election to Defend"), and shall act reasonably and in accordance with its good faith business judgment in handling such Third Party Claim, provided that (i) the indemnifying Party may not enter into or make any settlement, compromise, admission or acknowledgement of the validity of any Third Party Claim or any liability in respect thereof without the written consent of the indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed unless such settlement or compromise (i) involves only the payment of money damages by the indemnifying Party, and does not impose an injunction or other equitable relief upon the indemnified Party, (ii) includes an unconditional term by each claimant or plaintiff to each indemnified Party of a release from all liability in respect of such Third Party Claim and (iii) would not result in the finding or admission of any violation of law or the finding or admission of any fact that, in the indemnified Party's reasonable judgment, is counter to the indemnified Party's interests.  The indemnifying Party shall diligently and actively defend any Third Party Claim. Seller shall maintain reasonable product liability insurance with respect to Third Party Claims that may arise from or relate to Products sold prior to the Closing Date and shall cause Buyer to be named as an additional insured on any such policy.

(f) If the indemnifying Party chooses not to defend any Third Party Claim by failure to deliver the Election to Defend, the indemnified party may defend against such Third Party Claim and consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim in any manner it may reasonably deem appropriate and seek indemnification pursuant to this Section 5 for Losses resulting from such Third Party Claim in accordance with Section 5.2 or 5.3.  In addition, if the indemnifying Party has assumed defense of the Third Party Claim in which both the indemnifying Party and the indemnified Party are parties or potential parties and either the indemnifying Party or the indemnified Party reasonably determines with advice of counsel that (A) there may be one or more legal defenses available to it that are different from or additional to those available to the other party, (B) that a potential or actual conflict of interest between such Parties may exist in respect of such Third Party Claim or (C) the employment of separate counsel shall have been authorized in writing by such indemnifying Party in connection with the defense of such Third Party Claim, then the indemnified Party shall be entitled to retain separate legal counsel and submit the fees and expenses of such counsel as part of a Demand for Indemnification pursuant to Section 5.2 or 5.3, as applicable.  Notwithstanding the foregoing, the indemnified Party shall at all times have the right to fully participate in such defense at its own expense directly or through counsel; provided that the indemnified Party may not enter into or make any settlement, compromise, admission or acknowledgement of the validity of any Third Party Claim or any liability in respect thereof without the written consent of the indemnifying Party, which consent shall not be unreasonably withheld.  The Parties shall make available to each other and their counsel and accountants all books and records and information relating to any Third Party Claim, keep each other fully apprised as to the details and progress of all proceedings relating thereto and render to each other such assistance as may be reasonably required for the proper and adequate defense of any Third Party Claim.

(g) The indemnifying Party shall not be entitled to control (but shall be entitled to participate at its own expense in the defense of), and the indemnified Party shall be entitled to have sole control over, the defense or settlement, compromise, admission, or acknowledgment of, and the indemnifying Party shall pay the attorneys' fees and expenses of the Indemnified Party with respect to, any Third Party Claim (i) as to which the indemnifying party fails to assume the defense within a reasonable period of time (but no later than ten (10) Business Days upon sending of the Demand by the indemnified Party) or by failure to meet the conditions specified in this Section 5.4; (ii) as to which the indemnifying Party has failed or is failing to reasonably prosecute or defend such claim,  (iii) to the extent the Third Party Claim seeks an order, injunction, or other equitable relief against the indemnified Party or (iv) if the indemnifying Party does not irrevocably agree in writing to all damages, subject to the limitations set forth in Section 5.5, arising out of or related to such claim or demand or obligations of the indemnifying Party pursuant hereto and subject to indemnification hereunder.

(h) Payments by Seller under this Section 5 shall first be applied from the Escrow Account in a manner consistent with the Escrow Agreement.

5.5 Limitation on Indemnification.  Notwithstanding anything else in this Agreement to the contrary (other than with respect to Section 9.6(b)), the obligations of the Party providing an indemnification hereunder to indemnify the party receiving such indemnification shall be subject to the following limitations:

(a) Time Limitations on Claims.  No claim for indemnification may be made pursuant to Section 5.2(a) or Section 5.3(a) following the eighteen (18) month period following the Closing Date, except that:

(i)      any claim based on any inaccuracy or breach of the representations made in Section 2.7 (Tax Matters) and claims for indemnification for Tax Claims under Section 4.5 may be made until thirty (30) days after the expiration of the applicable statutes of limitation; and

(ii)     any claim based on any inaccuracy or breach of the representations made in Section 2.1 (Organization), Section 2.2 (Authority to Execute and Perform Agreements), Section 2.3(a) (Noncontravention), Section 2.9 (Properties; Title to Assets), Section 3.1 (Organization), Section 3.2 (Authority to Execute and Perform Agreements) or Section 3.3(a) (Noncontravention) shall survive until the six (6) year anniversary of the Closing Date;

(iii)    to the extent that any claim based on inaccuracy or breach of the representations made under Section 5.2 or Section 5.3 are covered under clauses (i) or (ii) above, then the Expiration Date for such claims shall be as set forth in such clauses and shall not be limited to eighteen (18) months.

Each of the respective dates set forth above are referred to herein as an "Expiration Date" with respect to the applicable claim.  Each of the claims referred to above in clauses (i) or (ii) above relating to Section 2.1 (Organization and Qualification), Section 2.2 (Authority to Execute and Perform Agreements), Section 2.3(a) (Noncontravention), Section 2.7 (Tax Matters), Section 2.9 (Properties; Title to Assets), Section 3.1 (Organization), Section 3.2 (Authority to Execute and Perform Agreements) or Section 3.3(a) (Noncontravention) shall be referred to as a "Fundamental Claim".

(b) Ceiling on Claims for Losses.  The maximum aggregate liability of Seller for indemnification under Section 5.2(a) hereof will not exceed $670,000 (the "Cap").  The maximum aggregate liability of Buyer for indemnification under Section 5.3(a) hereof will not exceed the Cap.  Notwithstanding the foregoing, the Cap shall not apply to any Fundamental Claim.  The maximum aggregate amount of liability of Seller for all indemnification hereunder will not exceed the Purchase Price.  The maximum aggregate amount of liability of Buyer for all indemnification hereunder will not exceed the Purchase Price.

(c) Threshold on Losses.  No Losses may be paid pursuant to Section 5.2(a) or Section 5.3(a) unless and until the aggregate claim for such Losses exceeds $50,000 (the "Deductible"), at which point the indemnifying Party shall be liable for all Losses in excess of the Deductible amount.   Notwithstanding the foregoing, the Deductible shall not apply to any Fundamental Claim.

(d) Fraud Exception.  Notwithstanding anything contained herein to the contrary, there shall be no maximum liability or limit on the amount of any Losses for which Seller or Buyer shall be responsible for hereunder due to any intentional, willful or fraudulent breach by Seller or Buyer, respectively, of any covenants, obligations, or representations or warranties hereunder.

5.6 Insurance Proceeds.  The amount of any Losses for which indemnification is provided under this Section 5 shall be decreased by the amount of any insurance benefits and proceeds (net of any deductibles and increases in insurance premiums resulting therefrom) actually recovered by any indemnified Party from any third Person (collectively, "Insurance Benefits").

5.7 Third Party Payments; Tax Benefits.  The amount of any Losses for which indemnification is provided under this Section 5 shall be decreased by (a) the amount of any indemnification, contribution or other similar payment actually recovered by the indemnified Party or any Affiliate thereof from any third Person with respect thereto and (b) the net Tax benefit or refund actually received, if any, by the applicable indemnified Party or any Affiliate thereof as a result of such Loss; provided, however, that for the purposes of calculating such net Tax benefit or refund, there shall be no adjustment for the present value of any Tax benefits or refund.  Any such amounts or benefits received by an indemnified Party or any Affiliate thereof with respect to any Loss after it has received an indemnity payment hereunder shall be promptly paid over to the indemnifying Party; provided that the total amount of such Losses has been fully ascertained such that no further Losses are foreseeable in relation to the underlying events and such total amount has been recovered by the indemnified Part; provided, further, that the indemnified Party shall not be obligated to pay over any such amount in excess of the amount paid by the indemnifying Party to the indemnified Party with respect to such Loss.

5.8 Exclusive Remedy.  Except for such equitable remedies as may be available to enforce any of the provisions of this Agreement (including specific performance or injunctive relief), if the Closing occurs, the remedies under this Section 5 are the Parties' sole and exclusive remedies, each against the other, with respect to matters arising under or relating to this Agreement of any kind or nature.  Notwithstanding the foregoing, this Section 5.8 shall not apply in respect of any claim of fraud or willful misconduct, including any tort claim or cause of action based upon, arising out of or related to any intentional misrepresentation made in or in connection with this Agreement or as an inducement to enter into this Agreement.

5.9 No Special Damages, Etc.  No Party shall have any liability for any special, exemplary, punitive or consequential damages (including loss of profit or revenue) suffered or incurred by any other Party.

5.10 Mitigation.  Each of the Parties agrees to take all commercially reasonable steps to mitigate their respective Losses, with the obligation to mitigate to commence, respectively, within a reasonable time after the Party's knowledge of the relevant event or condition which would give rise to any Losses that are indemnifiable hereunder, in each case solely to the extent required by applicable Laws or Regulations.

5.11 Subrogation.  Upon making any payment to the indemnified Party for any Losses pursuant to this Section 5, and to the extent that the total amount of such Losses has been fully ascertained such that no further Losses are foreseeable in relation to the underlying events and such total amount has been recovered by the indemnified Party, the indemnifying Party shall be subrogated, to the extent of such payment, to any rights which the indemnified Party may have against any third Person with respect to such Losses to which such payment relates and the indemnified Party shall assign, upon request, any such rights to the indemnifying Party.

5.12 Tax Treatment.  The Parties shall treat all payments made by or deemed to be made by the indemnifying party under this Section 5 as adjustments to the Purchase Price paid hereunder unless otherwise required by applicable law.

SECTION 6

 CONFIDENTIALITY

6.1 Confidentiality.  Each Party recognizes that it has acquired and will acquire Confidential Information provided by the other Party or its Affiliates, and is in possession of Confidential Information of or relating to the other Party, the use or disclosure of which could cause the other Party substantial losses and damages that could not be readily calculated and for which no remedy at law would be adequate.  Accordingly, each Party covenants and agrees that it will not at any time, except in performance of its obligations to the other Party, directly or indirectly, use, disclose or publish, or permit other Persons (including Affiliates of the other Party) to disclose or publish, any Confidential Information, or use any such information in a manner detrimental to the interests of the other Party, unless (a) such information becomes generally known to the public through no fault of the receiving Party, (b) the receiving Party is advised that disclosure is required by regulation, law or order of any Governmental Entity of competent jurisdiction, including requirements under securities laws and regulations, or (c) the receiving Party reasonably believes that such disclosure is required in connection with the defense of a lawsuit against the receiving Party; provided that, prior to disclosing any information pursuant to clause (b) or (c) above, such Party shall give prior written notice thereof to the other Party and provide the other Party with the opportunity to contest or limit such disclosure and shall cooperate with efforts to prevent such disclosure, at the other Party's expense.  Neither Party shall divulge, disclose or communicate to others in any manner whatsoever, information or statements which disparage or are intended to disparage the other Party.  Any confidentiality agreement between Seller and Buyer shall be deemed superseded by this Section 6.1 as of the Closing.

SECTION 7

NON-COMPETITION

7.1 Non-Competition.  For a period of five (5) years after the Closing Date, Seller shall not, directly or indirectly, develop, market or sell any product that competes with any Product in any country in the world in which Seller conducted the Business during the two (2) years before the Closing Date.  Notwithstanding the foregoing:  (y) Seller may sell Products as requested by Buyer, whether under the Transition Services Agreement or otherwise; and (z) nothing set forth in this Section 7.1 shall be deemed to be binding on any Person acquiring control of Seller following the date hereof or any Person acquiring, directly or indirectly, all or substantially all of the assets of Seller.  For the purposes of the foregoing sentence, "control" means (A) the possession, directly or indirectly, of the power to direct the management or policies of a Person, whether through ownership of voting securities, by contract or otherwise; or (B) the ownership, directly or indirectly, of at least fifty percent (50%) of the voting securities or other ownership interests of a Person.

SECTION 8

DEFINITIONS

In addition to terms defined elsewhere in this Agreement, the following terms when used in this Agreement shall have the respective meanings set forth below:

"Action" means any claim, demand, action, cause of action, chose in action, right of recovery, right of set-off, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Entity.

"Affiliate" means, with respect to a specified Person, any other Person which, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person.

"Business Day" means any day other than a Saturday, Sunday or other day on which banks in New York, New York are closed for business as a result of a federal, state or local holiday.

"CASMED Trademarks" means the following trademarks and trade names:  "CAS," "CASMED," "CAS Medical" and "CAS Medical Systems" which comprises all of the Non-Exclusive Business IP trademarks jointly used by the Business.

 "Code" shall mean the Internal Revenue Code of 1986, as amended.

"Confidential Information" shall mean (i) the provisions of this Agreement, the other Transaction Documents and any other agreements, documents or instruments delivered in connection with the transactions contemplated hereby and thereby, (ii) any discussion or negotiations, any of the terms, conditions or other facts, relating to the this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, including the status hereof or thereof, and (iii) all information acquired in connection with this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby that is not generally available to the public with respect to the Business or Buyer's present or future business, operations, services, research, inventions, discoveries, drawings, designs, plans, processes, models, technical information, facilities, methods, trade secrets, copyrights, software, source code, systems, patents, procedures, manuals, specifications, any other intellectual property, confidential reports, price lists, pricing formulas, customer lists, financial information (including the revenues, costs, or profits associated with any of the Business or Buyer's services), business plans, lease structure, projections, prospects, opportunities or strategies, acquisitions or mergers, advertising or promotions, personnel matters, legal matters, any other confidential and proprietary information, and any other information not generally known outside Seller or Buyer or their respective Affiliates relating (a) to the Business, (b) to Buyer or (c) to Seller, but excludes any information already properly in the public domain.  "Confidential Information" also includes confidential and proprietary information and trade secrets that third parties entrust to Buyer's or Seller's confidence.  Upon the Closing, Confidential Information relating to the Business shall be Confidential Information of Buyer, and not of Seller.

"Escrow Account" means the account managed by the escrow agent under the Escrow Agreement.

"Escrow Agreement" means that certain escrow agreement, dated as of the Closing Date, by and among the Parties and the applicable escrow agent, substantially in the form attached hereto as Exhibit E.

"GAAP" means United States generally accepted accounting principles and practices in effect from time to time consistently applied in accordance with Seller's historical practice (for the avoidance of doubt the phrase "in accordance with Seller's historical practice" in this definition recognizes that the preparation of financial statements in conformity with GAAP requires that the preparer make estimates and otherwise exercise discretion in preparing such financial statements but does not permit the use of non-GAAP accounting principles).

"Governmental Entity" means any federal, state, regional, provincial, county, city, municipal, whether foreign or domestic, court, arbitrator or other tribunal, or governmental, regulatory, legislative or administrative body.

 "Indebtedness" means, with respect to any Person, (a) all indebtedness of such Person, including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) whether or not contingent, for borrowed money, (b) all obligations of such Person for the deferred purchase price of property. assets or services, (c) all indebtedness secured by a purchase money mortgage or other Lien to secure all or part of the purchase price of property subject to such Lien, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of Seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases or liability, (f) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities, (g) all obligations of such Person to purchase, redeem, retire, decease or otherwise acquire for value any securities of such Person or any warrants, rights or options to acquire such securities, (h) all indebtedness of others referred to in clauses (a) through (f) above guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement to pay or purchase such indebtedness or to advance or supply funds for the payment or purchase of such indebtedness, or otherwise to assure a creditor against loss.

"IRS" shall mean the United States Internal Revenue Service.

"Joint Venture" means any Person that is not a Subsidiary and in which a Person or one or more Subsidiaries owns an equity interest (other than equity interests held for passive investment purposes which are less than 10% of any class of the outstanding voting securities or other equity of any such entity).

"Laws and Regulations" means all laws, statutes, ordinances, rules, regulations policies, and Orders of any Governmental Entity.

"Liabilities" means any and all debts, liabilities, obligations or commitments of any kind or nature, whether accrued or fixed, absolute or contingent, matured or unmatured, disputed or undisputed, liquidated or unliquidated or determined or determinable, including those arising under any Laws and Regulations (including any Tax Law), Action or Order, or any contract.

"Liens" means any claim, mortgage, pledge, security interest, attachment, encumbrance, lien (statutory or otherwise), or charge of any kind (including any agreement to give any of the foregoing).

"Litigation" means any civil, criminal or administrative action, cause of action, suit, arbitration, claim, complaint, investigation, inquiry, demand, demand letter, notices of violation or proceeding, whether at law or at equity, before or by any Governmental Entity.

"Order" shall mean any judgment, order, writ, injunction, ruling, stipulation, determination, award or decree of or by, or any settlement under the jurisdiction of, any Governmental Entity.

"Person" means any natural person, corporation, limited liability company, unincorporated organization, partnership, association, joint stock company, joint venture, trust or any other entity.

"Products" shall mean the products listed on Schedule 1(A) hereto, which shall include any products of Seller relating to the Business that are in development as of the date of Closing.

"Responsible Officer" means the president, executive vice president, senior vice president, vice president or chief financial officer of a Party.

"Securities Act" means the Securities Act of 1933, as amended.

 "Seller Material Adverse Effect" means any circumstance, change or effect that, individually or in the aggregate, (a) is materially adverse to the business, operations, assets or liabilities, results of operations or the condition (financial or otherwise) or prospects of the Business, (b) materially and adversely affects the ability of Buyer to operate or conduct the Business in the manner in which it is currently operated or conducted by each Seller; or (c) materially and adversely affects the ability of Seller to timely consummate the transactions contemplated by this Agreement and the other Transaction Documents.

"Subsidiary" means any Person with respect to which a specified Person (or a Subsidiary thereof) (i) is a general partner or (ii) owns a majority of the voting equity securities or has the power to vote or direct the voting of sufficient securities to elect a majority of the board of directors or similar governing body.

SECTION 9

 MISCELLANEOUS

9.1 Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, sent by nationally recognized overnight courier services, sent by email or facsimile transmission with confirmation retained or sent by certified, registered or express mail, postage prepaid.  Any such notice shall be deemed given when so delivered personally, received the next day (if sent by an overnight courier service) or sent by facsimile transmission with confirmation retained or, if mailed, two (2) days after the date of deposit in the United States mail, as follows:

If to Buyer to:
Trinity Medical Devices Inc.
160 Littleton Road
Suite 204
Parsippany, NJ  07054
Attn: John Easom
Telephone: (973) 265-0766
Facsimile: (844) 329-8634
Email: jeasom@trinitymdi.com

and:

Trinity Medical Devices Inc.
160 Littleton Road
Suite 204
Parsippany, NJ  07054
Attn: Benn Vennesland
Telephone: (973) 265-0766
Facsimile: (844) 329-8634
Email: bvennesland@trinitymdi.com

With a copy to:	Jay Sturm Attorney at Law 1004 Westwood Avenue Staten Island, NY 10314 Phone: (917) 655-3579 Email: jayjsturm@gmail.com
If to Seller:	Thomas M. Patton, President and CEO CAS Medical Systems, Inc. 44 East Industrial Road Branford, Connecticut 06405 Telephone: (203) 315-6311 Facsimile: (203) 488-9438 Email: tpatton@CASMED.com
With a copy to:	Wiggin and Dana LLP Two Stamford Plaza 281 Tresser Boulevard Stamford, CT 06901 Attn: Michael Grundei, Esq. Telephone: (203) 363-7600 Facsimile: (203) 363-7676 Email: mgrundei@wiggin.com
Any Party may by notice given in accordance with this Section 9.1 to the other Party designate another address or Person for receipt of notices hereunder.

9.2 Entire Agreement.  This Agreement (including the Exhibits and Schedules (including the Seller Disclosure Schedules) hereto) and any collateral agreements executed in connection with the consummation of the transactions contemplated herein contain the entire agreement among the Parties with respect to the purchase of the Business and the Purchased Assets and related transactions, and supersedes all prior agreements, written or oral, with respect thereto, including the Letter of Intent among Buyer and Seller dated June 30, 2015.

9.3 Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its conflict of law provisions.

9.4 Rules of Construction.  The Parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or ruling of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

9.5 Binding Effect; No Assignment; No Third-Party Beneficiaries.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.  This Agreement is not assignable without the prior written consent of the other Party hereto, provided, however, that Buyer may assign this Agreement to any of its Affiliates without Seller's consent; provided further that any such assignee shall assume in writing all of Buyer's obligations hereunder and that no such assignment shall relieve Buyer of any of its obligations hereunder.  Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person or entity any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.6 Fees and Expenses.

(a) Except as otherwise set forth herein, Buyer, on the one hand, and Seller, on the other, shall bear their respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, including all fees and expenses of agents, advisors, representatives, counsel and accountants.

(b) Notwithstanding anything to the contrary set forth in Section 5.5, any attorneys' fees and expenses incurred by a Party in connection with the enforcement of this Agreement or the transactions contemplated hereby, including any enforcement relating to indemnification rights under Section 5, shall be borne by the non-Prevailing Party and the deductible or maximum limitations set forth in Sections 5.5(a), 5.5(b) or 5.5(c) shall not apply to this 9.6(b).  "Prevailing Party" shall mean the prevailing party as determined by a court of competent jurisdiction.

9.7 Section Headings, Construction.  The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation.  Unless otherwise specified, all references to "Section" or "Sections" refer to the corresponding Section or Sections of this Agreement.  The Exhibits and Schedules (including the Seller Disclosure Schedules) are a part of this Agreement as if fully set forth herein.  All words used in this Agreement will be construed to be of such gender or number as the circumstances require.  Unless otherwise expressly provided, the word "including" does not limit the preceding words or terms.

9.8 Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or PDF by electronic transmission shall be effective delivery of a manually executed counterpart to this Agreement.

9.9 Severability.  If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect.  Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.  The Parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable provision.

9.10 Dispute Resolution; Submission to Jurisdiction; Waiver; No Jury Trial.

(a) Except as otherwise set forth in this Agreement, any and all disputes, disagreements or differences pertaining to or arising out of this Agreement (each, a "Dispute") shall, upon written notice from one Party to the other, be referred to a Responsible Officer of each Party, who shall attempt to timely resolve the matter through negotiation.  Any negotiation regarding a Dispute shall be treated as a settlement negotiation and shall not be admissible in any subsequent litigation.  If such Responsible Officers resolve the matter, such resolution shall be recorded in writing and shall be binding upon the Parties.  If a Party fails to appoint a Responsible Officer as representative within ten (10) days of written notice of the existence of a Dispute, or the Responsible Officers are unable to resolve the matter within thirty (30) days, then the matter may proceed to litigation subject to the terms and conditions of this Section 9.10.

(b) Each Party irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by the other Party hereto or its successors or assigns may be brought and determined in the courts of the State of Delaware and each Party hereby irrevocably submits with regard to any action or proceeding for itself and in respect to its property, generally and unconditionally, to the nonexclusive jurisdiction of the aforesaid courts.  Each Party hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c) EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11 Enforcement.  The parties recognize and agree that if for any reason any of the provisions of this Agreement, including Section 6 hereof, are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy.  Accordingly, each Party agrees that in addition to other remedies the other Party shall be entitled to an injunction restraining any violation or threatened violation of the provisions of this Agreement.  In the event that any action shall be brought in equity to enforce the provisions of the Agreement, neither Party will allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

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IN WITNESS WHEREOF, the Parties hereto have caused this Asset Purchase Agreement to be signed as an instrument under seal by themselves or their duly authorized respective officers, all as of the date first written above.

TRINITY MEDICAL DEVICES INC.

By:
Name: John Easom
Title:   Chief Executive Officer

CAS MEDICAL SYSTEMS, INC.

By:
Name: Jeffery A. Baird
Title: Chief Financial Officer

Exhibit A

Bill of Sale

Exhibit B

IP Assignment

Exhibit C

Assumption Agreement

Exhibit D

Transition Services Agreement

Exhibit E

Escrow Agreement

Exhibit F

Form of FDA Confirmation Agreement